Shineco Inc.

March 17, 2025

Via Edgar

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Katherine Bagley Juan Grana

Re:	Shineco Inc.
Registration Statement on Form S-1, as amended
Initially Filed on February 18, 2025
File No. 333-285025

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Shineco Inc. hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended (the “Registration Statement”), be accelerated to and that the Registration Statement become effective at 5:30 p.m., Eastern Time, on March 19, 2025, or as soon thereafter as practicable.

Very truly yours,

Shineco Inc.

By:	/s/ Jennifer Zhan
Name:	Jennifer Zhan
Title:	Chief Executive Officer and Director